April 1, 2020

James S. Byrd, Jr.
Chief Executive Officer
Legion Capital Corporation
301 E. Pine Street
Suite 850
Orlando, FL 32801

       Re: Legion Capital Corporation
           Post-Qualification Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed March 20, 2020
           File No. 024-11123

Dear Mr. Byrd:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande,
Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance